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# UNITED STATES
## ˙URITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-51230

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____

                                                 MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

SIG Securities, L.L.C.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 LBJ Freeway, Suite 250

(No. and Street)

| Dallas | Texas | 75234 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 24 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, __Michael Lester__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SIG Securities, L.L.C.__ , as of __December 31__ , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# SIG SECURITIES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2003

# SIG SECURITIES, L.L.C.

## CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

## *CF & Co., L.L.P.*

**CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS**

## INDEPENDENT AUDITOR'S REPORT

To the Member
SIG Securities, L.L.C.

We have audited the accompanying statement of financial condition of SIG Securities, L.L.C. as of December 31, 2003, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SIG Securities, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*CF & Co., 22P*

CF & Co., L.L.P.

Dallas, Texas
January 28, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

Statement of Financial Condition
December 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 46,011 |
| Receivable from broker and dealers | 53,070 |
| Prepaid expenses | 11,133 |
| | $ 110,214 |

## LIABILITIES AND MEMBER'S EQUITY

**Liabilities**

| | |
|---|---|
| Accounts payable | $ 2,000 |
| Accrued expenses | 34,199 |
| | 36,199 |
| **Member's equity** | 74,015 |
| | $ 110,214 |

The accompanying notes are an integral part of these financial statements.

SIG SECURITIES, L.L.C.
Statement of Income
For the Year Ended December 31, 2003

**Revenues**

| | |
|---|---|
| Commissions income | $2,404,444 |
| | 2,404,444 |

**Expenses**

| | |
|---|---|
| Commissions | 2,223,274 |
| Communications | 5,431 |
| Occupancy and equipment | 12,588 |
| Promotional costs | 972 |
| Regulatory fees and expenses | 22,087 |
| Other expenses | 63,701 |
| | 2,328,053 |

| | |
|---|---|
| Income before income taxes | 76,391 |
| Provision for income taxes | -0- |
| Net income | $ 76,391 |

The accompanying notes are an integral part of these financial statements.

## SIG SECURITIES, L.L.C.
### Statement of Changes in Member's Equity
### For the Year Ended December 31, 2003

| | |
|---|---:|
| Balance at December 31, 2002 | $ 22,624 |
| Distributions | (25,000) |
| Net income | 76,391 |
| Balance at December 31, 2003 | $ 74,015 |

The accompanying notes are an integral part of these financial statements.

# SIG SECURITIES, L.L.C.
## Statement of Changes in Liabilities Subordinated
## to Claims of General Creditors
## For the Year Ended December 31, 2003

| | | |
|---|---|---|
| Balance, at December 31, 2002 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance, at December 31, 2003 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

# SIG SECURITIES, L.L.C.
## Statement of Cash Flows
## For the Year Ended December 31, 2003

**Cash flows from operating activities**

| | | |
|---|---|---:|
| Net income | $ | 76,391 |
| Change in assets and liabilities: | | |
| Increase in receivable from brokers and dealers | | (52,695) |
| Increase in prepaid expenses | | (7,914) |
| Decrease in accounts payable | | (22,469) |
| Increase in accrued expenses | | 34,199 |
| | | |
| Net cash provided (used) by operating activities | | 27,512 |

**Cash flows from investing activities**

| | |
|---|---:|
| Net cash provided (used) by investing activities | -0- |

**Cash flows from financing activities**

| | |
|---|---:|
| Distributions | (25,000) |
| | |
| Net cash provided (used) by financing activities | (25,000) |
| | |
| Net increase in cash | 2,512 |
| | |
| Cash at beginning of period | 43,499 |
| | |
| Cash at end of period | $ 46,011 |

### Supplemental schedule of cash flow information

Cash paid during the period for:

| | |
|---|---:|
| Interest | $ -0- |
| Income taxes | $ -0- |

The accompanying notes are an integral part of these financial statements.

SIG SECURITIES, L.L.C.
Notes to Financial Statements
December 31, 2003

Note 1 -    Summary of Significant Accounting Policies

SIG Securities, L.L.C. (the "Company"), was formed in July 1998 for the purpose of providing financial services, including securities brokerage and insurance services. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii). Substantially all of the Company's business is conducted with customers located throughout the United States.

The Company operates as a Texas Limited Liability Company (L.L.C.) and has as a sole member, Summit Alliance Investment Group, L.L.C. (the "Parent") ("Its Member). Its Member has limited personal liability for the obligations or debts of the entity.

The Company dissolves in July 2028, unless earlier dissolved in accordance with the articles of organization.

Insurance commissions are recorded when policies are funded by the customer.

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -    Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $56,553 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .64 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 2 -   Net Capital Requirements, continued

Capital distributions to Its Member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable Its Member to pay federal income taxes on company profits, among other purposes.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Income Taxes

The Company is a single member limited liability company and as such is consolidated for income tax purposes with its Parent. Its Parent is taxed as a partnership, therefore all taxable income or loss of the Company and its Parent are included in the income tax returns of the Parent's partners, therefore, no income tax expense or benefit is recorded.

Note 5 -   Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 6 -   Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective October 1998, Summit Alliance Investment Group, LLC, formerly Churchill Financial Group, L.C. (Parent), provides the Company with personal property, support staff and office space. The Parent incurs general and administrative expenses on behalf of the Company. For providing these services, the Parent is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company paid the $54,000 under this agreement, during the year ended December 31, 2003.

Note 6 -    Related Party Transactions/Economic Dependency, continued

The Company is economically dependent on its Parent.

Note 7 -    Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 -    Subsequent Event

On January 21, 2004 the Board of Directors declined a $25,000 distribution payable to its Member.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2003

**Schedule I**

<u>SIG SECURITIES, L.L.C.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

## COMPUTATION OF NET CAPITAL

| | | |
|---|---:|---:|
| Total member's equity qualified for net capital | | $ 74,015 |
| Add: | | |
|     Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 74,015 |
| Deductions and/or charges | | |
|     Non allowable assets | | |
|         Receivable from brokers and dealers | | |
|             greater than 30 days old | $ 6,028 | |
|         Prepaid expenses | 11,133 | (17,161) |
| Net capital before haircuts on securities positions | | 56,854 |
| Haircuts on securities (computed, where applicable, | | |
|     pursuant to rule 15c3-1(f)) | | (301) |
| Net capital | | $ 56,553 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---:|---:|
| Items included in the statement of financial condition | | |
|     Accounts payable | | $ 2,000 |
|     Accrued expenses | | 34,199 |
| Total aggregate indebtedness | | $ 36,199 |

**Schedule I (continued)**

SIG SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total
    aggregate indebtedness)                                                            $   2,414

Minimum dollar net capital requirement of
    reporting broker or dealer                                 $   5,000

Net capital requirement (greater of above two
    minimum requirement amounts)                           $   5,000

Net capital in excess of required minimum               $ 51,553

Excess net capital at 1000%                       $ 52,941

Ratio:  Aggregate indebtedness to net capital        .64 to 1

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

## Schedule II

<u>SIG SECURITIES, L.L.C.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm:      National Financial Services Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA



## *CF & Co., L.L.P.*

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
SIG Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of SIG Securities, L.L.C. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America  Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected.  Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.  A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.  However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.  Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

CF & Co., L.L.P.

Dallas, Texas
January 28, 2004